                                                      Filed by Cytyc Corporation
               pursuant to Rule 425 under the Securities Act of 1933, as amended
                                            Subject Company:  Digene Corporation
                                                              File No. 333-83585

ADDITIONAL INFORMATION:

     STATEMENTS MADE DURING THE FOLLOWING CONFERENCE CALL CONCERNING CYTYC'S PROPOSED ACQUISITION OF DIGENE CORPORATION ARE FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201Clopper Road, Gaithersburg, MD 20878, 301-944-7000.

     In addition to the Registration Statement,Schedule TO, Prospectus and
Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

                                      CYTYC
                       FIRST QUARTER 2002 CONFERENCE CALL
                          April 24, 2002 @ 5:00 pm EST


Operator:           Good afternoon, my name is (LaShonda) and I will be your
                    conference facilitator today. At this time I would like to welcome everyone to this Cytyc Corporation First Quarter
                    Earnings Conference Call. All lines have been

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                    placed on mute to prevent any background noise. After the
                    speaker's remarks there will be a question and answer period.

                    If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question press the pound key. Thank you (Ms. Rivers), you may begin your conference.

(Ms. Rivers):       Thank you and good evening everyone and welcome to
                    Cytyc Corporation's First Quarter Conference Call. If anyone has not received a copy of the news release issued after today's close, please call (Morgan Walk) at 212-850-5600 and one will be faxed to you immediately.

                    Forward-looking statements made during this call are made pursuant to the provisions of section 21e of the Securities Exchange Act of 1934. Investors are cautioned that statements made during this call which are not strictly historical statements including without limitations, statements regarding the company's pending acquisition of Digene, management's expectations regarding future business developments and results of operations, management's plans and objectives for future operations, product development, commercialization and performance, and management's assessment of market factors as well as statements regarding company strategy constitute forward-looking statements.

                    These statements may be identified with such words as "we expect", "we believe", "we anticipate". For similar indications of future expectations, these statements involve risks and uncertainties which could cause actual results to differ including without limitation risks detailed in the company's press release issued today, and in filings with the Securities and Exchange

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                    Commission including in its 2001 Form 10-K under the
                    heading, "Certain Factors which may Affect Future Results".

                    In addition revenues and earnings in the medical device industry are subject to fluctuation and the growth rate recently experienced by the company do not necessarily represent future operating results. The company cautions listeners not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made.

                    The company disclaims any obligation to publicly update or revise any such statements to reflect any change in company expectations or events, conditions or circumstances under which any such statements may be based. Or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

                    In addition, please note that this call is being recorded by Cytyc Corporation and it's copyrighted material and cannot be re-recorded or rebroadcast without the company's express permission and your participation implies consent to our taping. With that I'd like to turn the call over to Patrick Sullivan, Chief Executive Officer, Vice-Chairman, and Chairman-elect of Cytyc Corporation. Pat?

Patrick Sullivan:   Good evening ladies and gentlemen. This is Patrick
                    Sullivan. I'd like to welcome you to our teleconference to report on the performance of the company for the first quarter ended March 31, 2002. Joining me on the call today are Dan Lavangie, our President and Chief Operating Officer, and Bob Bowen Cytyc's Chief Financial Officer.

                    During today's teleconference I will provide you with highlights from the quarter. Dan will provide you with an update on a update on significant progress in the sales and marketing area, and then Bob will review our financial results. After the remarks we'll open the call for questions.

                    We're very pleased with the strong performance of the company for the first quarter of 2002. We have now delivered our 14th consecutive profitable quarter with sales of $68 million and net income of $17.6 million or $0.14 per diluted share. As Bob will discuss in more detail, we believe our operating statistics, specifically inventory turns, accounts receivable, and cash flow were managed at very strong levels.

                    During the quarter we made significant progress in many of our growth initiatives. We submitted the Thin Prep(R) Imaging System(TM) pre-market approval application to the FDA in January and expect imaging system to be available commercially in the U.S. later this year, and we expect to commercially launch the product outside the U.S. in the third quarter of this year.

                    In January we formed a 20 person specialty sales force for promoting our FirstCyte(TM) Ductal Lavage test to surgeons and radiologists. As Dan will discuss later we believe we are making significant progress in gaining reimbursement for this important procedure. Also during the quarter we announced that we had signed a definitive agreement to acquire Digene Corporation and as you know the FTC has issued a second request to the company and we are expeditiously responding to this request.

                    We hope to wrap this up quickly and count to make a transaction in the very near future. Overall we're very pleased with the performance of the company for the first quarter of 2002 and equally enthusiastic about our prospects for this year and next. I can now turn the call over to Dan.

(Dan LaBange):      Thanks Pat. Once again we made significant progress during the quarter in all three areas of our marketing focus, the laboratory, the physician's office, and health insurance companies that resulted in continued conversion to the Thin
                    Prep(R) Pap Test (TM). During the quarter we sold an additional 102 instruments, 70 in the United States and 32 in international markets.

                    As in past quarters approximately two-thirds of our instrument sales were to existing customers. These lab companies continue to work with the Cytyc sales and marketing team in converting their testing to the Thin Prep(R) Pap Test (TM) and educating physicians about the value of reflex testing for human papillomavirus and preparing physicians for adjunctive testing for chlamydia and other sexually transmitted diseases from the Thin Prep(R) Pap Test (TM) sample.

                    Another important reason for market conversion we achieved during the quarter is our estimate that 38,500 physicians are currently using Thin Prep(R) and if the number of physicians using Thin Prep(R) as their standard, that is for more than half of their patients, increased to 33,500 physicians.

                    Physicians continued to adopt the Thin Prep(R) Pap Test(TM) and as we'll discuss later we believe that today's publication in the Journal of the American Medical Association of New Management Guidelines for Equivocal Pap Test Results will provide additional momentum. This increasing level of adoption by physicians is made possible because most women in the United States now have health insurance coverage for the Thin Prep(R) Pap Test (TM).

                    During this past quarter we added six plans to the list of insurance companies covering Thin Prep(R), adding approximately 4 million new lives to the coverage for the Thin Prep(R) Pap Test (TM). As you know a major article was published in the Journal of the American Medical Association titled, "2001 Consensus Guidelines for the Management of Women with Cervical Cytological Abnormalities".

                    This paper is the result of a consensus conference held in September of last year whose participants included 121 experts in the diagnosis and management of cervical cancer precursors representing 29 professional organizations, federal agencies, and national and international health organizations.

                    During the conference working groups developed management guidelines based on formal literature review as well as input from the professional community at large, via interactive internet based bulletin boards. As we reported, this consensus process resulted in a guideline for management of (Ascus) or equivocal results that recommends reflex HPV DNA testing from a liquid based pap test as the preferred management approach for these patients.

                    In effect this consensus decision suggests that the Thin Prep(R) Pap Test (TM) and the reflex HPV DNA testing is the new standard of care for women with equivocal pap results. We believe that these recommendations will be widely adopted by physicians throughout the United States.

                    In summary the Thin Prep(R) business in the United States is very strong and continues to grow as market conversion takes place. Widespread access to the Thin Prep(R) Pap Test (TM) is provided by more than a 1000 laboratories currently trained in processing Thin Prep(R). Insurance coverage is generally available throughout the U.S. and more and more physicians are making the Thin Prep(R)Pap Test(TM)the new standard of cervical cancer screening.

                    Internationally we achieved an important milestone this quarter with a decision by the Scottish Cervical Screening Program to convert its entire screening effort to liquid-based cytology. This decision was driven by the result of a multi-center study conducted to assess the feasibility of introducing Thin Prep(R) into the Scottish system.

                    The feasibility study was conducted at four screening sites in Scotland and all sites used the Thin Prep(R) system exclusively. Quoting the authors of the report, they state, "Cytyc Corporation was selected as the commercial partner because of its well-established support systems, notably training material, delivery systems, on-site support and disposal arrangements."

                    Among the most significant findings of this study was a reduction of unsatisfactory specimens by approximately 80% and an increase in the detection of severe displasia or high grade SIL of more than 60%. These findings are completely consistent with the experience reported in the literature by many laboratories in the United States.

                    We also learned recently that the report by the National Health Service to the UK Nice committee will be delayed. Originally we had expected that report to be delivered to Nice in March. We currently anticipate that the report itself will be delayed until Fall and as a result our prospects for beginning conversion of the screening programs in England and in Wales will be likely delayed until late this year or early next year.

                    As we announced in early January we filed a pre-market approval application with the U.S. Food and Drug Administration for the Thin Prep(R) Imaging System(TM). Since January we have been in contact with the FDA staff and have been notified that the PMA is acceptable for filing and that they have nearly completed their initial review of the filing package. We will continue to work closely with FDA during the upcoming months to answer any questions they may have.

                    We expect this process to continue through approximately September of this year. Sometime thereafter we expect the FDA to hold an advisory panel meeting to review the PMA. As we said before, we expect final approval to occur shortly after that panel meeting, possibly as early as late Q4 2002 or early 2003. We are very enthusiastic about the commercial prospects of this important laboratory productivity tool.

                    We also made significant progress during the quarter in the launch of FirstCyte(TM) Ductal Lavage. In January we rolled out our Ductal Lavage sales force calling on breast surgeons promoting the use of FirstCyte (TM) in the evaluation of women at risk for breast cancer. During the quarter we trained an additional 18 centers to perform Ductal Lavage bringing the total number of breast care centers trained to more than 200.

                    We added two significant insurance plans to the list of those covering Ductal Lavage for their patients, both Empire Blue Cross and Blue Shield and CareFirst announced coverage of Ductal Lavage for their patients. That brings the total number of plans officially covering FirstCyte(TM) Ductal Lavage to five plans representing more than approximately 20 million covered lives.

                    In contrast to our experience with the Thin Prep(R) Pap Test
                    (TM), FirstCyte(TM) Ductal Lavage covers requires a process called prior authorization. This prior authorization procedure is well known to physicians and requires that patients be pre-qualified for a procedure by the insurer in order for payment to take place.

                    We've instituted a prior authorization hot-line here at Cytyc that is supporting our physician customers by taking control of the prior authorization process. We have reduced the time required to clear a prior authorization request from more than 30 days to approximately 12 days currently. We believe that this process will continue to improve and eventually will lead to more coverage decisions by other payers.

                    In January a very important article was published in the Journal of Cancer. This article authored by some of the leading authorities in the field of breast cancer risk management describes appropriate treatment choices and follow-up of Ductal Lavage results in high risk patients. This consensus provides very important guidance to physicians currently using Ductal Lavage and to those considering adopting this procedure into their practice.

                    We continue to be excited by the prospects for FirstCyte(TM) Ductal Lavage and look forward to establishing this procedure as a new standard in the management of women at elevated risk of developing breast cancer. In summary Q1 2002 was another outstanding quarter for Cytyc Corporation. We see continued growth in our core Thin Prep(R) business and are very enthusiastic about the initial reaction to the use of FirstCyte(TM) Ductal Lavage in breast cancer risk assessment. I would now like to turn the call over Bob Bowen.

Bob Bowen:          Thank you Dan and good evening ladies and gentlemen. My
                    remarks today will compare the financial results of the first quarter of 2002 with the results of the immediately preceding fourth quarter of 2001. Additionally I will be giving guidance excluding the effects of the Digene transaction for the second quarter of 2002 and the full year of 2002.

                    In compliance with the SEC's regulation FD, this guidance is being disseminated simultaneously to all interested parties. Further as noted at the outset of this conference call, listeners are cautioned that the company's guidance is forward-looking in nature and subject to risks and uncertainties which could cause actual results to differ, including without limitation the risks detailed in the press release we issued earlier today and in our SEC filings including our 2001 10-K.

                    Total revenue for the first quarter 2002 increased to $68 million, an increase of 8% over the prior quarter. Revenue from sales of Thin Prep(R) processors in the United States for the first quarter was approximately $1.8 million and we placed 70 new instruments in the United States in the current quarter.

                    First quarter instrument price levels were on average higher than the last two quarters and higher than the average for all of 2001. We believe revenue from T2000 and T3000 instrument sales will average about $1 1/2 to $2 million per quarter during 2002. Revenue from sales of our non-GYN products in the United States for the first quarter was nearly $2 million, essentially equal to the previous quarter's level.

                    We have sold approximately this level of non-GYN products in each quarter for the past several quarters and we expect this trend to continue through 2002. Revenue from international sales of all products during the first quarter accounted for 7% of total revenue compared to 8% of total revenue in the fourth quarter of 2001.

                    Our European team is excited about the Scottish decision to implement a liquid based cytology program and we believe sales of our products outside the U.S. will continue in the range of 7-10% of total revenue during 2002. Revenue from sales of Thin Prep(R) Pap Test(TM) to U.S. customers increased 6% compared to the fourth quarter for the number of tests sold increased 9%.

                    Our average sales price decreased approximately 3% with the largest U.S. labs representing 49% of the tests sold in the first quarter compared to 52% in the fourth quarter of 2001 and 51% in the third quarter of 2001. Selected large lab ordering patterns shifted lower in the first quarter due to what we believe was an imbalance in physician demand versus existing lab inventory levels or a change in inventory management practice at the lab.

                    Also during the quarter we implemented a promotional program directed at smaller labs, which was well received. Although we believe that underlying demand at large and small labs continues to increase, in light of first quarter actions by selected large labs, consolidation in the lab industry and the response to our first quarter and promotional program at smaller labs, we anticipate a decline in near term shipment levels.

                    We believe the overall effects of lower near term shipment levels will produce stable pricing over the medium and longer term. All other revenues from accessories, service, Ductal Lavage, and co-marketing activities totaled approximately $1.5 million in the first quarter compared to slightly more than $1 million in the fourth quarter of 2001.

                    As Dan noted we are extremely pleased with the first quarter Ductal Lavage commercialization milestones as well as continued progress in utilization of Thin Prep(R) Pap Test(TM) for HPV reflex testing. In total we believe that second quarter 2002 revenue will be approximately $62 - $67 million. At this time we estimate total revenue for the full year of 2002 to be in the range of $270 to $285 million.

                    Our first quarter gross margin rate of 81.5% decreased slightly from the 82% rate in the fourth quarter but was strong in light of the decline in average selling prices. During 2001 our gross margin percentage ranged from 81.4% to 82.2% with an overall average for the year of 81.8%. We believe that during 2002 the quarterly gross margin percentage will be approximately in the same range.

                    Operating expenses of $28 million was $2.1 million higher in the fourth quarter due primarily to cost associated with the introduction of Ductal Lavage. All of the above resulted from an income from operations of $27.4 million in the first quarter or 40.3% operating margin. This is the first quarter where there are no pro-forma adjustments to our as recorded earnings under U.S. generally accepted accounting principle.

                    Effective tax rate of 38% recorded in the first quarter is reflective of what we believe our total year effective tax rate will be. Company recorded quarterly earnings of $17.6 million or $0.14 per basic share and $0.14 per diluted share. We currently estimate that our fully diluted earnings for the second quarter of 2002 will be in the range of $0.11 to $0.13 per share depending upon what ordering adjustments labs choose to make in the second quarter.

                    Equivalent number for the year 2002 is currently estimated by the company to be between $0.55 and $0.60 per share. Turning to the balance sheet, accounts receivable increased 18% to $59.4 million compared to an 8% increase in total sales. Days sales outstanding were 79 days compared to 70 days at the end of the fourth quarter. We are very comfortable with the quality of our receivables portfolio, both domestically and internationally.

                    More than 80% of our total portfolio is current and less than 4% is more than 60 days old. Our receivables reserve is adequate to cover all receivables in excess of 60 days of age. Inventory of $9.9 million was 7% lower than the fourth quarter compared to an 8% increase in total sales. Inventory turnover at the end of the first quarter was 4.3 turns and has improved by more 40% since the beginning of 2001.

                    During the first quarter we generated cash of $20.4 million from operations, used $2.1 million for investing activity, and generated $7.1 million from financing activity, primarily proceeds from stock option exercises. Overall our cash balance increased by $25.4 million to $178.5 million. I'd like to now turn the call over to Pat.

Patrick Sullivan:   Thanks Bob. Operator, I'd like to now open the call up for questions.

Operator:           At this time I would like to remind everyone, in order to
                    ask a question, please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from (Kurt Kruger) of Bank of America.

(Nathan Weens):     Actually it is (Nathan Weens). Hey Pat, hey Bob, hey Dan,
                    looking good quarter, but can you comment a little bit - first of all do you have a number for what you think Thin Prep(R) penetration was for the quarter? And also if you can flush out a little bit your sales promotional things you did during the quarter and how that affected pricing and kind of why did you do a promotion? It didn't seem like - things had been going really well for a long time. And did you think you had to do that to keep the penetration going, or could you just flush that out a little bit?

Patrick Sullivan:   Is this (Kurt) or (Nathan)? (Nathan) I think the promotional program was introduced basically in response to what we saw at the quarter proceeded as a change in ordering pattern at selected large labs. That change in ordering pattern we believe was either due to an imbalance at the lab in physician demand versus their existing lab inventory levels at that time or a change in the way in which they choose to manage their Thin Prep(R) Pap Test(TM) inventory levels. You had a second question, could you repeat that please?

Operator:           Sir your next question comes from (Ricky Goldwasser) of UBS
                    Warburg.

(Ricky Goldwasser): Yeah hi guys. You mentioned as far as the promotional program goes you noticed a change in ordering pattern and an imbalance in physician demand. Can you talk about the geographies that you've seen that?

Patrick Sullivan:   (Ricky) it was the large lab customers. We typically call
                    out eight of our largest lab customers are represented 49% of our rep quarter, it was in that category.


(Ricky Goldwasser): Right, but one of your largest customers is uncomfortable quoted a number of 60% penetration as of the end of March which as actually pretty strong. So could you be maybe more specific? Was it in the south, mid-Atlantic, or the south or mid-Atlantic.

Dan Levangie:       (Ricky) this is Dan. I think the penetration rate at the
                    labs level the conversion rates continue to be strong and in fact that report by that large customer we feel is obviously right on. So the physician demand is not the issue and the conversion is not the issue. What was basically we believe an attempt by the larger labs to control inventories, and you know as a result of our efficiency at turning orders around at Cytyc where we deliver the next day, the large labs have the ability to do that.

                    So the impression should not be that it was related to physician demand because in fact we know that's increasing. It's strictly a matter of managing inventory at the big labs.

(Ricky Goldwasser): Okay, and can you provide us with a penetration rate?

Patrick Sullivan:   We didn't hear the question (Ricky).

(Ricky Goldwasser): If you can provide us with the penetration rate.

Dan Levangie:       We would estimate that our conversion at the lab level is
                    about 64%.

(Ricky Goldwasser): 64% and that's up from about 57% last quarter?

Patrick Sullivan:   That's correct.

(Ricky Goldwasser): Okay, and then just one last question, in terms of the average selling price, just want to make sure I've got it correct. You're saying that average selling price went down by 3% but then the larger labs were 49% of revenue for period to around 50 in the fourth quarter?

Patrick Sullivan:   Compared to 52% in the fourth quarter and 51% in the third.

(Ricky Goldwasser): So it sort of sounds counterintuitive because I thought when the larger labs accounts for the greater percent of revenues then ASBs go down, but if the larger labs account for less than 50% then ASBs should go up. My point here is that the smaller labs still have better price structure on the Cytyc side than the larger labs even if you do the promotion.

Dan Levangie:       3% decline we feel is due to the promotional programs
                    directed at the smaller labs, in fact that's what occurred.

(Ricky Goldwasser): So basically what you're saying is the pricing for the smaller labs was lower than average selling price that you reported in the fourth and third quarter.

Dan Levangie:       From promotions, due to the promotional booking.

(Ricky Goldwasser): Okay, and are these sort of promotionals that are sort of...

Patrick Sullivan:   I think (Ricky) basically what that means is that the price decrease at the smaller labs was greater than the average price decrease overall. Not that the actual price at the smaller labs was less than the average, if I understood what you were saying. So the price decrease in the quarter at the smaller labs is a result of the promotional program was lower - or was greater than the overall average price decrease. The pricing at the larger labs in total was relatively stable. Most of the price decrease that we saw was in the smaller lab segment.

(Ricky Goldwasser): And lastly is the promotions you're introducing is that similar to what you did about a year or two years ago where you sort of a metric off price discounts in return for sort of higher orders?

Dan Levangie:       Increased conversion, yeah.

(Ricky Goldwasser): Increased conversion.

Patrick Sullivan:   This is not the first time - the first quarter that we've
                    ever had promotional type programs.

(Ricky Goldwasser): Okay, thank you.

Operator:           Your next question comes from (Wade King) of (Roberson
                    Cebus).

(Wade King):        Hi good afternoon guys, can you hear me?

Patrick Sullivan:   Hi (Wade), yeah.

(Wade King):        A couple of questions if I may, just (Bob) I think you said that the conversion rate as of the first quarter in the U.S.
                    was 64%. You're talking about overall or were you carving out large lands?

Bob Bowen:          Overall.

(Wade King):        Overall, so that's a seven percentage increase over the end of the year, is that right?

Bob Bowen:          That's correct.

(Wade King):        And where - can you respond to the question, how long do you expect promotional programs to go on in the small labs and for it to have an impact on pricing in the small labs and in turn your overall ASBs?

Bob Bowen:          We don't expect to have promotional programs in the small
                    labs going forward, and what we expect to do is have our pricing patterns return to what we would consider to be the norm.

(Wade King):        Okay, very good and once again that applies to a full
                    quarter of the second quarter or no?

Bob Bowen:          I guess I would - could you help me understand the question
                    (Wade)?

(Wade King):        I'm sorry, does that apply to a full three months in the
                    second quarter or just part of the second quarter, a return to normalized pricing especially in the small labs? In other words when does the promotional activity end for the small labs?

Patrick Sullivan:   It's ended. It's over. The impact on stabilizing prices will be felt immediately and throughout the quarter.

(Wade King):        For Q2?

Patrick Sullivan:   Yes.

(Wade King):        Okay thanks. The tax rate in the quarter, the effective tax rate was 38% and is that going to be what we should expect henceforth for the company, including Q2?

Patrick Sullivan:   Yes, we record our quarterly tax rate based on what we
                    believe our estimated effective tax rate is for the year. So by definition we would expect to record it at that rate for each quarter in 2001.

(Wade King):        In 2002? And fall, if speculating if for some reason, which we don't think the Digene transaction is not consummated, will that tax rate go up? I presume it will go up a little bit. In other words does the 38% take into account the expectation of closing the Digene acquisition?

Patrick Sullivan:   No it does not.

(Wade King):        It does not, so...

Patrick Sullivan:   When the Digene transaction closes there will be - all of my comment exclude the Digene transaction. The Digene transaction closes we would expect to have a one time in process R&D charge which would cause the effective tax rate to go up and we would record - at that point in time we would record pro-forma earnings using a 38% tax rate.

(Wade King):        So you wouldn't expect that to change your effective tax
                    rate.

Patrick Sullivan:   It will change our effective tax rate on a strict U.S. gap basis but not on a pro-forma basis.

(Wade King):        And Bob, while I have you, could you comment on the AR in
                    the quarter, where you expect that to go? Is that at all related to the announcement on Scotland? I think that came out March 28 so that's a little early to have a significant impact on your AR unless there were something worked out at the time of the announcement. Could you comment on that please?

Bob Bowen:          I think our accounts receivable are probably likely to
                    improve in terms of DSO over the course of the year.

Patrick Sullivan:   It's not related at all to the Scottish position. Our DSOs are currently not affected by that.

(Wade King):        Okay, so could you provide any color? I apologize if I can catch that one to bump up the AR.

Patrick Sullivan:   I think it's mostly (Wade) that the increase in the AR is
                    largely due just to the timing of sales recording during the quarter. Quality of the portfolio in terms of aging of the items in the portfolio are terms in the U.S. or net 30 days and 80% of our portfolio is current and only 4% is in excess of 60 days. So it's a fairly clean portfolio with the change in DSO mostly driven by when the sales get recorded during the quarter.

(Wade King):        Okay, and lastly if I could, possibly this would be
                    specifically focused on Dan. Could you provide an overview as relates to where you are in your activities relative to your breast Ductal cytology per your plan in terms of the 200 centers trained, the follow-up sales ramp, and the accounts that have been trained and obviously your expectations going forward taking into account you know you've got 20 million covered lives, additional plans you may expect to come on board? Can you just fit it into context as to where you are relative to what your expectations are you know as the year progresses?

Dan Levangie:       Sure, during the first quarter we achieved our internal
                    sales objective for Ductal Lavage so we're obviously delighted with that. We continue to train centers and see increasing utilization in the centers and I think on the managed care side, we're very encouraged by what we're seeing. We've got five substantial Blue Cross Blue Shield plans that have decided to cover each one of those representing three to four to five million members for a total of 20 million members covered by those plans.

                    We're way ahead of where we were as an example (Wade) as you compare this to the coverage that we had achieved for the Thin Prep(R) Pap Test(TM). So I think sales, we made our plan for the quarter. We're seeing managed care coverage coming in; we're training new customers. We've got I think a very good system in place to help physicians with the prior authorization procedure.

                    We've reduced the amount of time that's required to approve a prior auth significantly down to currently from an earlier time of 30 days interval to today of about 12. So all signs are positive. It's frankly pretty early. I mean we've been at this now for at best 90 days but all signs are indicating
                    - you know we're seeing increased adoption and utilization of the procedure.

(Wade King):        Okay, thanks very much.

Operator:           Your next question comes from (Al Kilgony) of Pacific Growth
                    (Esquizies).

(Al Kilgony):       Bob, a question for you on the new revenue target for the
                    year and perhaps I missed it. Can you clarify is that all hitting coming from Thin Prep(R)?

Bob Bowen:          Yes, predominantly coming from the Thin Prep(R)Pap Test(TM).

(Al Kilgony):       Okay, great, and then Dan just a follow-up to what you were discussing just a moment ago. Do you have any early reimbursement experience say from an Empire that might serve as sort of a barometer for how that process might go and at what rates?

Dan Levangie:       The only plan that we have specific rates for at this point in time is CareFirst and those are approximately in the range of $450 to $530 per Duct as the reimbursement rate.
                    Overall the claims that we've seen thus far the average allowable is about $565 per Duct. So it's coming in where we had hoped in fact reimbursement would come in.

(Al Kilgony):       Okay, great thank you.

Dan Levangie:       But again it's early.

(Al Kilgony):       Thank you.

Operator:           Your next question comes from (Caroline Hall) of Adams,
                    Harkness, and Hill.

(Ryan): Actually no this is (Ryan). Just a couple of quick questions Bob, and pardon my ignorance. What was your guidance pre-Digene, so can you give us the guidance from last conference call pre-Digene to this conference call?

Bob Bowen:          The guidance in January's conference call for 2002 was $295
                    - $305 million in revenue and $0.64-$0.66 earnings per share.

(Ryan): And the reduction is due just as it relates to Thin Prep(R)domestic sales, the $20 million or so reduction.

Bob Bowen:          That's correct.

(Ryan): Okay, can you give us again - I missed the early part of the call, do you expect or what's your best guess as far as the closure of the Digene acquisition? Could that be consummated in this quarter Dan, and pardon me if you already went over that?

Dan Levangie:       We have not - we are in as I think everyone knows - we're
                    responding expeditiously to the FDC's second request. We hope to wrap that up in the very near future and address any issues that the FDC might have. I would certainly hope we could close it in the second quarter.

(Ryan): Okay, and then finally where do you stand - I mean are we still expecting approval of the chlamydia product in the near future?

Patrick Sullivan:   Yeah, as you know we submitted to FDA end of last year.
                    We've had some discussions with FDA; we've got some additional questions from them. We're finishing up that work and hope to get all that information back to FDA pretty quickly. We could be approved in the second half of the year.

(Ryan): And then finally, as far as this sort of pricing promotional effort, I mean is any of the reduction based on competitive impacts from (TriPath) or is this just based on large laboratory purchasing and inventory levels.

Patrick Sullivan:   Yeah, I think it's pretty clear that this is not at all
                    related to demand for the Thin Prep(R) Pap Test(TM). We're seeing increasing levels of demand at the big labs and the small labs and this announcement by the American Society of Colposcopy and Cervical Pathology, the publication today in JMA is really we believe going to fuel increased demand for the Thin Prep(R)
                    Pap Test(TM). So it's not a demand related phenomena. We believe it's inventory management that has occurred and it's not (TriPath), it's not competition.

(Ryan):             Okay, thanks a lot.

Operator:           Your next question comes from (Kevin Link) from (Polonos
                    Capital Management).

(Kevin Link):       Dan or Patrick, maybe a couple of more comments about the
                    promotional programs. When during the quarter did they start? Were they fairly uniform across the small labs you deal with or did they vary quite a bit? And I guess how much volume do you think they added to the quarter from having initiated the promotional programs?

Dan Levangie:       I'd have to say they were uniform program across the country that was rolled out to sales force towards the end of the quarter. And again a uniform program was offered to all small laboratories. I'd estimate approximately $5 million in revenue as a result of that program.

(Kevin Link):       And how much was the program promotional either in terms or in pricing, and I can understand you sensitivity to possibly not give us too much explicit information on the price.

Dan Levangie:       Yeah, I'd actually rather not give you details on the
                    promotional items itself.

(Kevin Link):       Okay, looking back in retrospect, I know it's admirable that you made the quarter in terms of what the earnings estimates were for this quarter, but what were the overall thoughts between you know there's a little bit of an inventory imbalance out there on the part of the large labs. You know we can essentially miss this quarter and possibly guide people down for future quarters or make this quarter through these programs and then guide people down a bit more. You know what was the thinking behind all that?

Dan Levangie:       Well I can tell you our thinking right now is we've seen the impact of the quarter and the impact of the promotional programs and what we'd like to do is readjust downward for next quarter so we can stabilize pricing. The impact on pricing is frankly not something that we're interested in having recur.

                    We'd like to see pricing stabilize and as a result we're taking step necessary to tactically change what we've done, reduce the guidance for the second quarter and for the year overall. But the pay off to that is that the increasing demand by physicians will result in a more stable price force.

(Kevin Link):       Then one final question on this whole topic, concerning
                    inventory levels at the larger labs, are you going to have better information, better visibility as to what those are on an ongoing basis now that this has come along and happened. Or is that always going to be a little bit of a wild card in terms of how it can affect an individual quarter?

Dan Levangie:       I think we'll make every attempt to have greater visibility.
                    I can give no assurances that in fact will occur. I think to some extent it will vary from company to company and as a result there will be some sense of it being a wild card.

(Kevin Link):       Okay, thanks.

Patrick Sullivan:   I would add to that I think we believe that our best
                    interest and the best value proposition for the business is served by cueing our business on the physician demand level.
                    Almost as if the lab was not the intermediary in-between and that's what we're going to try to do going forward in terms of understanding better what the inventory lab levels are at the lab and having that supply chain as lean as possible.

(Kevin Link):       Especially since your fulfillment is so efficient as I
                    understand it.

Patrick Sullivan:   We'd really like to perform to physician demand, is where
                    we'd like to be, but the visibility around that is not as clear as we'd like it to be and there are not industry metrics out there, there's no industry reporting association that gives us the kind of metrics we'd like to have relative to physician demand levels but we're going to redouble our efforts to try to understand what that underlying set of numbers is.

(Kevin Link):       Okay, thanks for your comments and your help.

Operator:           Your next question comes from (Jennifer Haroon) of
                    (Pinewood, Thomas, Wizel Partners).

(Jennifer Haroon):  Good afternoon, a couple of questions. Just wondering if you are still doing the directed consumer advertising campaigns and if you could give us more on how those are performing.

Bob Bowen:          We are not currently performing any directed consumer
                    advertising campaigns.

(Jennifer Haroon):  When did those end?

Patrick Sullivan:   Last year we concluded them. The direct to consumer that we talked about last year was primarily the television advertising and direct advertising in women's journals. We concluded that last year. We continue to do consumer advertising in physician's offices in fact with promotional and educational brochures to patients, so that continues.
                    But the TV ads, the ladies journals ads concluded late last year.

(Jennifer Haroon):  Thank you. Can you talk a little bit about penetration in the west? It's always been a little bit slower. Has that been tracking any better or do you foresee any changes in the west?

Bob Bowen:          I think we're happy with what's going on in the west. We're seeing increasing conversion certainly in our largest customer in the west, Unilab. Our estimates are there in the area of about 60% converted and that's up significantly over a year ago. So we're pleased with what's happening in the west.

(Jennifer Haroon):  Okay, and lastly with the Scottish announcement I know that they used (unintelligible) have they signed a contract to use Thin Prep(R) for their programs or do you know if they're looking at competitors or not?

Bob Bowen:          I would suspect that they're going to look at competitors.
                    The four sites that were involved in the trial continue to do Thin Prep(R) but the Scottish service we will be involved in discussions with them about pricing et cetera.

(Jennifer Haroon):  Okay, thank you.

Operator:           Your next question comes from (Stan Rothchild) or (Rothchild
                    Capital Management).

(Stan Rothchild):   Hi gentlemen. I wanted to ask one question about the lease that was on (Bloomberg) about (vetrix) if you have any comments on there. That's because they made a comparison to the Thin Prep(R)Pap Smear Test(TM).

Patrick Sullivan:   (Mr. Speckareks) released just for investors, (Speckareks)
                    is involved in an area of medicine called biophotonics which is the shining of light onto tissue to determine if it is abnormal or to apparently determine whether it is abnormal or not. There are several folks that are involved in that endeavor that we've been in contact with and in fact have been in fact with (Speckareks).

                    We think this early data is promising. The clinical trial that they reported on was less than 50 patients. And it's our belief - the widespread utilization of that technology for cervical cancer screening is a long way away.

(Stan Rothchild):   Well, they happened to make a sort of a direct comparison in their releases to the thin layer pap test, so I thought that it would be something you'd be aware of.

Patrick Sullivan:   Yes, and we don't - we didn't see their data. We didn't know how the trial was performed; it was less than 50 patients. I would imagine that was not anything that they would determine was not statistically significant.

(Stan Rothchild):   Well they have 71 patients in the release that was on
                    (Bloomberg) which is still a small number. The other one was even at the academic level but a couple of institutions, that is university hospitals have discussed a saliva test as a breast cancer screening method, which sounded a little startling but this was released by three different universities in the last six weeks.

Patrick Sullivan:   Yeah, we're aware of that technology. That company's based in Toronto and we've met with that company on a number of occasions. They in fact have a technology that's currently used in the evaluation of cholesterol levels using skin testing and they've been talking about a breast cancer test from saliva. We've not seen any data frankly.

(Stan Rothchild):   Well, the only reason I called this to our attention is the release didn't come from a corporate entity, it came from the University of Wyoming and a couple of other institutions in the west.

Patrick Sullivan:   Collaborators I think.

(Stan Rothchild):   Sounded like a DNA type evaluation.

Operator:           Your next question comes from (Julie Ryan) of Oppenheimer
                    Funds.

(Julie Ryan):       Hi, can you comment on - I mean I know that you said there was promotional activity that went on with the smaller labs.
                    Can you talk about if it wasn't competitive issues what caused you to bring the price down and what caused you to choose to do the promotional activity for small labs versus large labs?

Bob Bowen:          The large labs were readjusting their inventory levels, and they have contracted pricing. The motivation here was to encourage labs to purchase end-product and to increase their conversion rate. So it's not unusual tactical effort by us.
                    We've done this in the past, but it's strictly related to encouraging our small lab customers to continue and to accelerate conversion.

(Julie Ryan):       Okay and also in past quarters you've mentioned the market share a number in the press release. I believe you answered you know (Wade's) question that I guess you're sticking by the 64% but is there any reason why you didn't include it in the press release and can we use that number?

Bob Bowen:          What we'd prefer to start using is laboratory conversion
                    rates which would be more reflective of doctor customer demand levels as opposed to shipments to laboratories divided by potential market numbers to come up with a market share. So the 64% relates to a conversion level and we'd prefer to use that on a going forward basis.

(Julie Ryan):       And why is it more relevant now than it used to be?

Bob Bowen:          Because we didn't have the visibility into what the delta
                    between the end user physician demand versus the laboratory ordering pattern.

(Julie Ryan):       Okay, can you quantify what the price decreases were?

Bob Bowen:          We quantified it...

(Julie Ryan):       Pardon me?

Bob Bowen:          3%.

(Julie Ryan):       Okay, thanks.

Operator:           Your next question is a follow-up question from (Kurt
                    Kruger) of Bank of America.

(Nathan Weens):     Hi this is (Nathan) again. Can you talk specifically about what the FTC's questions were related to the Digene acquisition and just how you expect that to go?

Bob Bowen:          The FTC's second request is a standard request that the FTC makes up companies when they make a second request and it's a standard set of questions and documents and information that they want the companies to provide and that's what they sent to us. And we are in the process of complying with their second request.

(Kurt Kruger):      So Pat this is (Kurt) when do think you can do that and when do you think you can close this?

Patrick Sullivan:   Well, we hope to close the transaction within this quarter, within the second quarter, and we're hopeful that we can address any and all concerns of FTC in the very near future.

(Kurt Kruger):      If I could just apologize, I guess you were not able to
                    provide detail on product but are we still looking for something in the vicinity of you know $5-$10 million for the year?

Patrick Sullivan:   Yes.

(Kurt Kruger):      $5 - $10, okay, great. Can you tell us what the delay is in the U.K.? We know we were hoping to see some revenue from that and I think you guys were too, hoping to see revenue this year.

Patrick Sullivan:   It's a strictly a delay that's been a result of the U.K.
                    bureaucracy and HS has to get their report to the Nice committee. Nice committee has to make the determination of go or no-go, and that report in fact has not been compiled or delivered to Nice.

(Kurt Kruger):      Okay, thanks a lot.

Operator:           Your next question if a follow-up question from (Ricky
                    Goldwasser) of UBS Warburg.

(Ricky Goldwasser): Yes, hi, last quarter you gave guidance for the Digene royalty of $6-$8 million for the year. Did this clearing float any royalties from Digene?

Patrick Sullivan:   The actuals or the guidance?

(Ricky Goldwasser): The actuals, the first quarter 2002.

Patrick Sullivan:   Yes they did. The fourth quarter included royalties from
                    Digene and the first quarter also included royalties from Digene.

(Ricky Goldwasser): And shouldn't that have actually have a positive impact on gross margin just because it alters the bottom line?

Patrick Sullivan:   Well, it impacts the gross margin dollars but it also impact gross sales, so it doesn't really have a significant impact on overall gross margin rate.

(Ricky Goldwasser): Can you explain that?

Patrick Sullivan:   Do the math?

(Ricky Goldwasser): Can you walk me through that or would you rather do it off line?

Patrick Sullivan:   I can do it off line with you because if you get the sales and the gross margin dollars it does not impact the gross margin rate significantly.

(Ricky Goldwasser): Okay, we can do it off line. And then in terms of (Quest
                    Adnostics) announced their acquisition of Unilab in AML. Now assuming that- and again maybe the assumption is false that (Quest) pricing is lower than Unilab or AML, does that have any impact on your pricing going forward?

Dan Levangie:       We would assume that the pricing for those labs would
                    obviously come in line with (Quest) pricing. That will have some downward impact.

(Ricky Goldwasser): And that's in the guidance?

Dan Levangie:       Yes.

(Ricky Goldwasser): Okay. And just to make sure that I got the guidance right, you're guiding for $270 - $285 on the top line?

Patrick Sullivan:   Yes.

(Ricky Goldwasser): And $0.50 - $0.60 on the bottom line.

Patrick Sullivan:   $0.55 - $0.60.

(Ricky Goldwasser): $0.55 - $0.60, and for the quarter $62-$67 million in bottom line of because I missed that.

Bob Bowen:          End of 13.

Patrick Sullivan:   11-13.

Bob Bowen:          11-13.

(Ricky Goldwasser): Okay, thank you.

Operator:           Your next question is a follow up question from (Wade King)
                    of Roberson Cebus.

(Wade King):        Hi guys could I just clarify the 64% conversion rate
                    referenced earlier. I just want to be sure it's apples to apples here because we talked about end user demand versus laboratory customer demand. And the thing I'm referencing off of is the end of the year 57% conversion rate. Is the 64% once again are we talking about the same metric or is that slightly different?

Patrick Sullivan:   Same metric.

(Wade King):        Once again, that is end user demand or laboratory customer?

Patrick Sullivan:   It's measured based on shipments to labs. It's always been measured based on shipments to labs.

(Wade King):        Okay, in terms of focusing on end user demand, more going
                    forward is that metric likely to change or no?

Dan Levangie:       What we're going to try and do (Wade) is track lab
                    conversion rates and report on lab conversion rates. And that number would likely be different than the 64.

(Wade King):        And what variance you think there would be, what kind of
                    variance are we talking about?

Patrick Sullivan:   It could be 60% for example.

Dan Levangie:       It's on inventory levels at individual laboratories. That's why it's hard to predict that.

(Wade King):        Okay, once again that's an apples to apples metrics relative to the 57% we keyed on at the end of 2001.

Patrick Sullivan:   Yes it is.

(Wade King):        Okay thank you.

Patrick Sullivan:   Operator, we have time for one more question.

Operator:           Sir at this time there are no further questions. Do you have any closing remarks?

Patrick Sullivan:   I do. In summary we are delighted with progress of the
                    company for the first quarter of 2002. Our achievements with the Thin Prep(R) Pap Test(TM) in the market place are significant and we're very excited about the progress we're making with the FirstCyte(TM) Ductal Lavage and the significant opportunity to make a contribution to the area of breast cancer.

                    We also believe that with our other initiatives with the Thin Prep(R) Imaging System(TM) our international opportunities and the successful acquisition of the

                    Digene acquisition we are well positioned for continued growth. Thank you for your participation.

Operator:           Thank you for participating in today's Cytyc Corporation
                    First Quarter Earnings Conference Call. You may now disconnect.


                                       END